Filed Pursuant to Rule 433
Registration No. 333-143180
Final Term Sheet
March 27, 2008
FINAL TERM SHEET
March 27, 2008
€ 1,250,000,000
AT&T INC.
6.125% GLOBAL NOTES DUE 2015

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	6.125% Global Notes due 2015 (the “Notes”)

STRUCTURE:	Senior unsecured

FORMAT:	SEC-registered notes

ANNOUNCE DATE:	March 27, 2008

TRADE DATE:	March 27, 2008

SETTLEMENT DATE (T+5):	April 3, 2008

MATURITY DATE:	April 2, 2015

REFERENCE GOVERNMENT SECURITY:	DBR 3.750% 1/15

REFERENCE GOVERNMENT PRICE/RATE:	99.835/3.776%

REOFFER SPREAD TO GOVERNMENT SECURITY:	236.7 bps

BENCHMARK:	7-year mid swap rate

BENCHMARK RATE:	4.243%

REOFFER SPREAD TO BENCHMARK:	190 bps

AGGREGATE PRINCIPAL AMOUNT OFFERED:	€ 1,250,000,000

PRICE TO PUBLIC (ISSUE PRICE):	99.901%

REOFFER YIELD:	6.143%

FEES:	30 bps

ALL-IN PRICE:	99.601%

ALL-IN YIELD:	6.197%

GROSS SPREAD:	€ 3,750,000

PRICE TO AT&T:	99.601%

NET PROCEEDS:	€ 1,245,012,500

USE OF PROCEEDS:	General corporate purposes

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse €250,000 of AT&T’s expenses

INTEREST RATE:	6.125%

INTEREST PAYMENT DATE:	April 2, annually

DENOMINATIONS:	Minimum of €50,000 and integral multiples of €50,000 thereafter

TAX GROSS UP:	Comparable to prior AT&T transactions. See Annex I.

TAX CALL:	Comparable to prior AT&T transactions. See Annex I.

OPTIONAL REDEMPTION:	None, except tax call

ISIN/COMMON CODE/CUSIP:	XS0356044643/035604464/[TBD]

LISTING:	AT&T intends to apply to list the Notes on the New York Stock Exchange.

FORM/CLEARING SYSTEMS:	Registered form only (not bearer).

There will be a DTC Global Note deposited with DTC and an International Global Note deposited with a common depositary for Euroclear and Clearstream. Transfers between DTC and Euroclear or Clearstream will occur free of payment, via the Registrar.

DTC will only make payments of interest and principal in U.S. dollars. Holders of beneficial interests through DTC may either elect to receive euro outside of DTC or will receive U.S. dollars converted at prevailing exchange rates. Any costs of conversion would be borne by the holders receiving U.S. dollars in DTC.

DAY COUNT FRACTION:	Actual/Actual (ICMA), following, unadjusted

RATINGS:	Moody’s: A2 (Stable), S&P: A (Stable), Fitch: A (Stable)

JOINT BOOKRUNNERS:	Barclays Bank PLC, Deutsche Bank AG, London Branch and Merrill Lynch International

     ALLOCATION:

6.125% Global Notes
due 2015
Barclays Bank PLC	€416,750,000
Deutsche Bank AG, London Branch	416,750,000
Merrill Lynch International	416,500,000

€1,250,000,000

REFERENCE DOCUMENT:	Prospectus dated May 23, 2007.
          THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE BARCLAYS BANK PLC AT +1-(866)-227-2275, EXT. 2663, DEUTSCHE BANK AG, LONDON BRANCH AT +1-(800)-503-4611, OR MERRILL LYNCH INTERNATIONAL AT +1-(866)-500-5408.
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

ANNEX I
Redemption for Taxation Reasons
If (a) as a result of any change in, or amendment to, the laws or regulations of a Relevant Jurisdiction (as defined below under “Interpretation”), or any change in the official interpretation of the laws or regulations of a Relevant Jurisdiction, which change or amendment becomes effective after 27th March 2008, on the next Interest Payment Date AT&T would be required to pay additional amounts as provided or referred to below under “Payment Without Withholding” and (b) the requirement cannot be avoided by AT&T taking reasonable measures available to it, AT&T may at its option, having given not less than 30 nor more than 60 days’ notice to the holders of Notes (which notice shall be irrevocable), redeem all the Notes, but not some only, at any time at their principal amount together with interest accrued to, but excluding, the date of redemption provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which AT&T would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption pursuant to this paragraph, AT&T shall deliver to the trustee a certificate signed by two Executive Officers of AT&T stating that the requirement referred to in (a) above will apply on the next Interest Payment Date and setting forth a statement of facts showing that the conditions precedent to the right of AT&T so to redeem have occurred cannot be avoided by AT&T taking reasonable measures available to it and an opinion of independent legal advisers of recognized international standing to the effect that AT&T has or will become obliged to pay such additional amounts as a result of the change or amendment, in each case to be held by the trustee and made available for viewing at the offices of the trustee on request by any holder of Notes.
Payment Without Withholding
All payments in respect of the Notes by or on behalf of AT&T shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”) imposed, collected, withheld, assessed or levied by or on behalf of the Relevant Jurisdiction, unless the withholding or deduction of the Taxes is required by law. In that event, AT&T will pay such additional amounts to a holder who is a United States Alien (as defined below) as may be necessary in order that the net amounts received by the holders after the withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Notes in the absence of the withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any Note:
(a) where such withholding or deduction would not have been so imposed but for:
(i) in the case of payment by AT&T, the existence of any present or former connection between the holder of the Note (or between a fiduciary, settlor,

shareholder, beneficiary or member of the holder of the Note, if such holder is an estate, a trust, a corporation or a partnership) and the United States, including, without limitation, such holder (or such fiduciary, settlor, shareholder, beneficiary or member) being or having been a citizen or resident or treated as a resident thereof, or being or having been engaged in trade or business or presence therein, or having or having had a permanent establishment therein;
(ii) in the case of payment by AT&T, the present or former status of the holder of the Note as a personal holding company, a foreign personal holding company, a passive foreign investment company, or a controlled foreign corporation for United States federal income tax purposes or a corporation which accumulates earnings to avoid United States federal income tax;
(iii) in the case of payment by AT&T, the past or present or future status of the holder of the Note as the actual or constructive owner of 10% or more of either the total combined voting power of all classes of stock of AT&T entitled to vote if AT&T was treated as a corporation, or the capital or profits interest in AT&T, if AT&T is treated as a partnership for United States federal income tax purposes or as a bank receiving interest described in Section 881(c) (3) (A) of the Internal Revenue Code of 1986, as amended; or
(iv) the failure by the holder of the Note to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the United States (in the case of payment by AT&T) of such holder, if compliance is required by statute or by regulation as a precondition to exemption from such withholding or deduction;
(b) in the case of payment by AT&T to any United States Alien, if such person is a fiduciary or partnership or other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the bearer of such Note. As used herein, ‘‘United States Alien’’ means any person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a nonresident alien fiduciary of a foreign estate or trust;
(c) to the extent that the withholding or deduction is as a result of the imposition of any gift, inheritance, estate, sales, transfer, personal property or any similar tax, assessment or other governmental charge;
(d) to, or to a third party on behalf of, a holder who is liable for the Taxes in respect of the Note by reason of his having any or some present or former connection, including but not limited to fiscal residency, fiscal deemed residency and substantial interest shareholdings, with the Relevant Jurisdiction, other than the mere holding of the Note;
(e) presented for payment more than 30 days after the Relevant Date except to the extent that a holder would have been entitled to additional amounts on presenting the relevant Note for payment on the last day of the period of 30 days assuming that day to have been an Interest Payment Date;
(f) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal or of interest on any Note, if such payment can be made without withholding by any other paying agent; or
(g) any combination of (a), (b), (c), (d), (e) and (f).
Interpretation
In this provision:
(a) “Relevant Date” means the date on which the payment first becomes due but, if the full amount of the money payable has not been received by the trustee on or before the due date, it means the date which is seven days after the date on which, the full amount of the money having been so received, notice to that effect shall have been duly given to the holders of Notes by AT&T; and
(b) “Relevant Jurisdiction” means the State of Delaware and the United States or any political subdivision or any authority thereof or therein having power to tax or any other jurisdiction or any political subdivision or any authority thereof or therein having power to tax to which AT&T becomes subject in respect of payments made by it of principal and interest on the Notes.
Additional Amounts
Any reference in the terms of the Notes to any amounts in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable under this provision.